SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549




                                 SCHEDULE 13D
                               (Amendment No. 1)
                                     Under


                    THE SECURITIES EXCHANGE ACT OF 1934




                                 UNI-MARTS, INC.
                                (Name of Issuer)

                            477 East Beaver Avenue
                         State College, Pennsylvania 16801

                                    Common Stock
                           (Title of Class of Securities)
                                     904571 30 4
                                   (CUSIP number)


                                           Copy to:

Linda Ordoukhanian                         Christopher G. Karras
1580 Massachusetts Avenue, #6D             Dechert
Cambridge, Massachusetts 02138             4000 Bell Atlantic Tower
(617) 331-7655                             1717 Arch Street
                                           Philadelphia, Pennsylvania 19103-2793


                     (Name, address and telephone number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 7, 2002
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.   /  /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP NO. 904571 30 4


-------------------------------------------------------------------------------
1)       Name of Reporting Person               Armineh Ordoukhanian Petrossian

         SS. Or I.R.S. Identification
         No. of Above Person


-------------------------------------------------------------------------------

2)       Check the Appropriate Box
         if a Member of a Group

               (a)  / X /
               (b)  /   /
-------------------------------------------------------------------------------

3)       SEC Use Only


-------------------------------------------------------------------------------

4)       Source of Funds

              OO


-------------------------------------------------------------------------------
5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization

                United States

-------------------------------------------------------------------------------


Number of Shares                    7)   Sole Voting
Beneficially Owned By                    Power
Reporting Person With
                                             0
                                   --------------------
                                    8)   Shared Voting
                                         Power

                                             209,620

                                   --------------------

                                    9)   Sole Dispositive
                                         Power

                                             209,620

                                   --------------------

                                   10)   Shared Dispositive
                                         Power

                                             0


-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person

                      209,620

-------------------------------------------------------------------------------

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares

               /   /

-------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)

               3.0%


-------------------------------------------------------------------------------

14)      Type of Reporting Person

                IN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO. 904571 30 4

1)       Name of Reporting Person                            Linda Ordoukhanian

         SS. Or I.R.S. Identification
         No. of Above Person

-------------------------------------------------------------------------------

2)       Check the Appropriate Box
         if a Member of a Group

               (a)  / X /
               (b)  /   /

-------------------------------------------------------------------------------

3)       SEC Use Only


-------------------------------------------------------------------------------

4)       Source of Funds

              OO

-------------------------------------------------------------------------------

5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

               /   /

-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization

                United States

-------------------------------------------------------------------------------


Number of Shares                    7)   Sole Voting
Beneficially Owned By                    Power
Reporting Person With
                                             209,616
                                   --------------------

                                    8)   Shared Voting
                                         Power

                                             628,852

                                   --------------------

                                    9)   Sole Dispositive
                                         Power

                                             209,616

                                   --------------------

                                   10)   Shared Dispositive
                                         Power

                                             0

-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person

                      838,468


-------------------------------------------------------------------------------

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares

                    /   /

-------------------------------------------------------------------------------
13)      Percent of Class Represented
         by Amount in Row (11)

                 11.9%


-------------------------------------------------------------------------------

14)      Type of Reporting Person

                IN

-------------------------------------------------------------------------------

CUSIP NO. 904571 30 4

-------------------------------------------------------------------------------

1)       Name of Reporting Person                            Elsa Ordoukhanian

         SS. Or I.R.S. Identification
         No. of Above Person

-------------------------------------------------------------------------------

2)       Check the Appropriate Box
         if a Member of a Group

          (a)  / X  /
          (b)  /   /
-------------------------------------------------------------------------------

3)       SEC Use Only


-------------------------------------------------------------------------------

4)       Source of Funds

              OO

-------------------------------------------------------------------------------

5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

               /   /

-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization

                United States

-------------------------------------------------------------------------------


Number of Shares                    7)   Sole Voting
Beneficially Owned By                    Power
Reporting Person With
                                             0
                                   --------------------

                                    8)   Shared Voting
                                         Power

                                             209,616

                                   --------------------

                                    9)   Sole Dispositive
                                         Power

                                             209,616

                                   --------------------

                                   10)   Shared Dispositive
                                         Power

                                             0
                                   --------------------

-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person

                      209,616

-------------------------------------------------------------------------------

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares

               /  /

-------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)

                   3.0%

-------------------------------------------------------------------------------

14)      Type of Reporting Person

                    IN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO. 904571 30 4


1)       Name of Reporting Person                            Nancy Ordoukhanian

         SS. Or I.R.S. Identification
         No. of Above Person

-------------------------------------------------------------------------------

2)       Check the Appropriate Box                           (a)  / X /
         if a Member of a Group                              (b)  /   /

-------------------------------------------------------------------------------

3)       SEC Use Only


-------------------------------------------------------------------------------

4)       Source of Funds

                OO

-------------------------------------------------------------------------------

5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

               /   /

-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization

                France

-------------------------------------------------------------------------------


Number of Shares                    7)   Sole Voting
Beneficially Owned By                    Power
Reporting Person With
                                             0
                                   --------------------

                                    8)   Shared Voting
                                         Power

                                             209,616

                                   --------------------

                                    9)   Sole Dispositive
                                         Power

                                              209,616

                                   --------------------

                                   10)   Shared Dispositive
                                         Power

                                                  0

                                    --------------------


-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person

                    209,616

-------------------------------------------------------------------------------

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares

                    /   /

-------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)

                   3.0%

-------------------------------------------------------------------------------

14)      Type of Reporting Person

                     IN
------------------------------------------------------------ ------------------

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 1 to Schedule 13D (the "Amendment") relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Uni-Marts, Inc. (the "Issuer"). The principal place of business of the Issuer is 477 East Beaver Avenue, State College, Pennsylvania 16801.

ITEM 2.  IDENTITY AND BACKGROUND

     A. The names of the filing persons are Armineh Ordoukhanian Petrossian, Elsa Ordoukhanian, Linda Ordoukhanian and Nancy Ordoukhanian.

     B.       Armineh Ordoukhanian Petrossian:   5213 Lexington Ridge Dr.
                                                 Lexington, Massachusetts 02421
              Elsa Ordoukhanian:                 343 East 74th Street, #11B
                                                 New York, New York  10021
              Linda Ordoukhanian:                1580 Massachusetts Avenue, #6D
                                                 Cambridge, Massachusetts 02138
              Nancy Ordoukhanian:                343 East 74th Street, #11B
                                                 New York, New York  10021

     C.       Armineh Ordoukhanian Petrossian:   Not applicable

              Elsa Ordoukhanian:                 Physician
                                                 2040 Victory Boulevard
                                                 Staten Island, New York 10314

              Linda Ordoukhanian:                Research Analyst
                                                 DiscoverWhy, Inc.
                                                 135 South Road
                                                 Bedford, Massachusetts  01730

              Nancy Ordoukhanian:                Attorney
                                                 343 East 74th Street, #11B
                                                 New York, New York  10021

     D. During the last five years, none of the filing persons has been convicted in a criminal proceeding.

     E. During the last five years, none of the filing persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     F.   Citizenship:

          Armineh Ordoukhanian Petrossian:   United States
          Elsa Ordoukhanian:                 United States
          Linda Ordoukhanian:                United States
          Nancy Ordoukhanian:                France

ITEM 4.   PURPOSE OF TRANSACTION

          In the view of the filing persons, the present management of the Issuer is not committed to maximizing the value of the Common Stock. Accordingly, the filing persons object to the proposals set forth in the
 Schedule 14A filed by the Issuer with the Securities and Exchange Commission on January 25, 2002 (the "Proxy Statement") and plan to vote "AGAINST" all the proposals set forth in the Proxy Statement. In addition, the filing persons have determined that it is in their best interests to realize upon the value of their respective investments in the Issuer by (a) selling their respective investments to a third party in a tender offer or business combination transaction, (b) joining with one or more third parties in making a tender offer or business combination transaction, (c) joining with one or more third parties in seeking to change the present management of the Issuer, or (d) taking other action to enhance and realize upon the value of its investment in the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a-b) Armineh Ordoukhanian Petrossian may be deemed to be the beneficial owner of 209,620 shares of Common Stock (or 3.0% of the outstanding Common Stock), with sole power to dispose of such shares and shared power to vote such shares. Elsa Ordoukhanian and Nancy Ordoukhanian may each be deemed to be the beneficial owner of 209,616 shares of Common Stock (or 3.0% of the outstanding Common Stock), with sole power to dispose of such shares and shared power to vote such shares. Each of the above persons shares voting power with respect to the shares of Common Stock owned by her with Linda Ordoukhanian by virtue of the proxy granted by each of the above persons to Linda Ordoukhanian. Linda Ordoukhanian may be deemed to be the beneficial owner of 838,468 shares of Common Stock (or 11.9% of the outstanding Common Stock), including 209,616 shares of Common Stock over which she has sole voting and investment power, and 628,852 shares of Common Stock over which she shares voting power by virtue of the proxies granted to her by the other filing persons. The group formed by the filing persons may be deemed to beneficially own 838,468 shares of Common Stock (or 11.9% of the outstanding Common Stock).

          (c) Not applicable.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The filing persons have formed a group, and each of Armineh Ordoukhanian Petrossian, Elsa Ordoukhanian and Nancy Ordoukhanian has granted to Linda Ordoukhanian a proxy to vote all shares of Common Stock owned by her, for the purposes stated in Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1 Proxy granted to Linda Ordoukhanian by Armineh Ordoukhanian Petrossian

          Exhibit 2     Proxy granted to Linda Ordoukhanian by Elsa Ordoukhanian

          Exhibit 3     Proxy  granted  to Linda  Ordoukhanian  by Nancy
                        Ordoukhanian

          Exhibit 4     Agreement   among  Armineh   Petrossian,   Elsa
                        Ordoukhanian,   Linda   Ordoukhanian   and   Nancy
                        Ordoukhanian regarding the filing of Amendment

          Exhibit 99.1  Press Release dated February 12, 2002


                               Page 9 of 18 pages

                                   Signature
                                   ----------

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 8, 2002                /s/ Armineh Ordoukhanian Petrossin
                                         -----------------------------------
                                         Armineh Ordoukhanian Petrossin



                              Page 10 of 18 pages

                                   Signature
                                   ----------

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 7, 2002                     /s/ Elsa Ordoukhanian
                                             -----------------------------------
                                              Elsa Ordoukhanian


                              Page 11 of 18 pages

                                   Signature
                                   ----------

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 8, 2002                     /s/ Linda Ordoukhanian
                                              ---------------------------------
                                              Linda Ordoukhanian


                               Page 13 of 18 pages

                                   Signature
                                   ----------

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 7, 2002                     /s/ Nancy Ordoukhanian
                                             ----------------------------------
                                             Nancy Ordoukhanian



                              Page 13 of 18 pages

                                  EXHIBIT INDEX

Exhibit 1      Proxy  granted to Linda  Ordoukhanian  by Armineh  Ordoukhanian
               Petrossian

Exhibit 2      Proxy granted to Linda Ordoukhanian by Elsa Ordoukhanian

Exhibit 3      Proxy granted to Linda Ordoukhanian by Nancy Ordoukhanian

Exhibit 4 Agreement among Armineh Ordoukhanian Petrossian, Elsa Ordoukhanian, Linda Ordoukhanian and Nancy Ordoukhanian regarding the filing of Amendment

Exhibit 99.1   Press Release dated February 12, 2002


                              Page 15 of 18 pages

                                                                       Exhibit 1
                                     PROXY
                                     -----

 KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Linda Ordoukhanian her true and lawful attorney and proxy, with full power of substitution, for a period of one (1) year from the date hereof, for and in the name, place and stead of the undersigned, to vote all shares of common stock of Uni-Marts, Inc. owned by the undersigned (currently 209,620 shares), according to the number of votes that the undersigned would be entitled to vote if personally present at all annual and special meetings of stockholders of Uni-Marts, Inc., upon any and all matters which may be presented, considered or voted upon by stockholders of Uni-Marts, Inc. at said meetings, hereby ratifying and confirming all that the undersigned's attorney and proxy may do in her name, place and stead.

 IN WITNESS WHEREOF, the undersigned has hereunto set her hand this 8th day of February, 2002.


                                        /s/ Armineh Ordoukhanian Petrossian
                                        ---------------------------------------
                                        Armineh Ordoukhanian Petrossian


                              Page 15 of 18 pages

                                                                       Exhibit 2


                                     PROXY
                                     -----

 KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Linda Ordoukhanian her true and lawful attorney and proxy, with full power of substitution, for a period of one (1) year from the date hereof, for and in the name, place and stead of the undersigned, to vote all shares of common stock of Uni-Marts, Inc. owned by the undersigned (currently 209,616 shares), according to the number of votes that the undersigned would be entitled to vote if personally present at all annual and special meetings of stockholders of Uni-Marts, Inc., upon any and all matters which may be presented, considered or voted upon by stockholders of Uni-Marts, Inc. at said meetings, hereby ratifying and confirming all that the undersigned's attorney and proxy may do in her name, place and stead.

 IN WITNESS WHEREOF, the undersigned has hereunto set her hand this 7th day of February, 2002.

                                              /s/ Elsa Ordoukhanian
                                              ----------------------------------
                                              Elsa Ordoukhanian


                              Page 16 of 18 pages

                                                                       Exhibit 3

                                     PROXY
                                     -----

 KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Linda Ordoukhanian her true and lawful attorney and proxy, with full power of substitution, for a period of one (1) year from the date hereof, for and in the name, place and stead of the undersigned, to vote all shares of common stock of Uni-Marts, Inc. owned by the undersigned (currently 209,616 shares), according to the number of votes that the undersigned would be entitled to vote if personally present at all annual and special meetings of stockholders of Uni-Marts, Inc., upon any and all matters which may be presented, considered or voted upon by stockholders of Uni-Marts, Inc. at said meetings, hereby ratifying and confirming all that the undersigned's attorney and proxy may do in her name, place and stead.

 IN WITNESS WHEREOF, the undersigned has hereunto set her hand this 7th day of February, 2002.

                                                      /s/ Nancy Ordoukhanian
                                                      --------------------------
                                                      Nancy Ordoukhanian

                              Page 17 of 18 pages

                                                                      Exhibit 4
                                   AGREEMENT
                                   ---------

          The undersigned each agree to the filing of a single Amendment No. 1 to Schedule 13D with respect to their respective ownership interests in Uni-Marts, Inc.


Dated:   February 8, 2002                /s/ Armineh Ordoukhanian Petrossian
                                         ---------------------------------------
                                         Armineh Ordoukhanian Petrossian



Dated:   February 7, 2002                /s/ Elsa Ordoukhanian
                                         ---------------------------------------
                                         Elsa Ordoukhanian



Dated:   February 8, 2002                /s/ Linda Ordoukhanian
                                         ---------------------------------------
                                         Linda Ordoukhanian



Dated:   February 7, 2002                /s/ Nancy Ordoukhanian
                                         ---------------------------------------
                                         Nancy Ordoukhanian



                              Page 18 of 18 pages